[LETTERHEAD OF CLEARY GOTTLIEB STEEN & HAMILTON LLP]

Writer's Direct Dial: (212) 225-2575 E-Mail: gbinder@cgsh.com

August 24, 2005

H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Petróleos Mexicanos
Form 20-F for Fiscal Year Ended December 31, 2004
Filed June 30, 2005, File No. 0-00099

Dear Mr. Schwall:

By letter dated August 11, 2005, the staff of the Securities and Exchange Commission (the “Staff”) provided certain comments on Petróleos Mexicanos’ annual report on Form 20-F for the fiscal year ended December 31, 2004 (the “Form 20-F”), which was filed with the Commission on June 30, 2005. In response to your comments and on behalf of Petróleos Mexicanos, we have prepared the responses below, along with supplementary information contained in the Annexes to this letter.

For convenience, we have reproduced below in italics the Staff’s comments and have provided responses immediately below the comments. Based on the responses set forth in this letter, including the undertakings concerning future filings of Petróleos Mexicanos on Form 20-F, we believe it will not be necessary to amend the Form 20-F. We would be happy to discuss this point after the Staff has reviewed the responses below.

H. Roger Schwall, Esq., p. 2

Form 20-F

Recently Issued Accounting Standards, page 125

1.	Please expand your disclosure to explain how the adoption of these standards impacted your reconciliation to US GAAP. Additionally, we note that you will adopt certain provisions of D-3 “Labor Obligations” as of January 1, 2005 regarding severance payments paid to employees upon dismissal. Please explain the nature of these costs, how the amounts to be accrued are determined and whether or not the adoption is expected to result in a reconciling difference to US GAAP and why.

PEMEX acknowledges the Staff’s comments.

With respect to the adoption of Bulletin B-7 “Business Acquisition,” we note that none of Petróleos Mexicanos, its subsidiary entities or its consolidated subsidiary companies (collectively, “PEMEX”) acquired any businesses during fiscal year 2004. As a result, the adoption of this bulletin did not have any impact under Mexican GAAP or on the reconciliation of PEMEX’s financial statements to U.S. GAAP for the year ended December 31, 2004.

With respect to Bulletin C-10, “Derivative Financial Instruments and Hedge Operations,” this bulletin was adopted by PEMEX on January 1, 2005. For U.S. GAAP purposes, PEMEX has applied SFAS No. 133, “Accounting for Derivative Instruments and Hedging Instruments,” as amended (SFAS No. 133), which, among other things, requires that certain derivative instruments embedded in other contracts be recognized in the balance sheet as assets or liabilities at their fair values and that changes to fair values be recognized immediately in earnings, unless the derivative qualifies as a “hedge” (as defined in SFAS No. 133). At December 31, 2004, for Mexican GAAP purposes, under Bulletin C-2, “Financial Instruments,” PEMEX was not required to recognize the value of certain embedded derivative instruments under Mexican GAAP. Recognition of such instruments will be required following the adoption of Bulletin C-10, which is more closely aligned to SFAS No. 133. Since the treatment of these embedded derivative instruments will be substantially the same under both U.S. GAAP and Mexican GAAP, the nature and amount of the adjustments necessary to reconcile both income and equity to U.S. GAAP will be significantly reduced for the year ended December 31, 2005.

With respect to the adoption of Bulletin D-3, “Labor Obligations,” as disclosed, certain provisions of this bulletin became effective in 2004—specifically those provisions related to the accounting treatment and disclosure of post-retirement medical and other benefits. These provisions of Bulletin D-3 aligned Mexican GAAP more closely with U.S. GAAP, for which PEMEX has historically applied SFAS No. 106, “Employers’ Accounting for Post-Retirement Benefits Other Than Pensions.” However, as disclosed on page F-43 of the Form 20-F, the different implementation dates of Bulletin D-3 and SFAS No. 106 by PEMEX resulted in a reconciling item and will continue to require a reconciling item in the future.

H. Roger Schwall, Esq., p. 3

As disclosed on page 125 of the Form 20-F, effective January 1, 2005, certain provisions of Bulletin D-3 became effective. These provisions related to additional valuation and disclosure requirements with respect to amounts payable to employees on involuntary dismissal, which are commonly referred to as “severance payments.” Historically, severance payments represented a contingent labor benefit liability estimable only upon dismissal. The amount of the severance payment varies based on an employee’s accrued seniority at PEMEX and consists of five months of an employee’s standard salary, plus 20 days of salary per year for each year of service, plus a seniority premium, which consists of 20 days of salary for each year of service provided. For purposes of computing this benefit, an employee’s standard daily salary is increased by the pro rata portion of the supplemental payments payable in respect of gas and basic food supplies. Prior to the adoption of Bulletin D-3 in 2005, for both Mexican GAAP and U.S. GAAP purposes, this estimated liability has not been recognized. Under Mexican GAAP, PEMEX expects that this estimated liability will be approximately Ps. 1.38 billion. PEMEX is currently evaluating whether the provision of Bulletin D-3 which goes into effect in 2005 will create a difference with respect to U.S. GAAP. PEMEX understands that this issue is also being addressed by the American Institute of Certified Public Accountants (AICPA) International Practices Task Force in its recent meetings and that no definitive conclusion has yet been reached on this issue.

Related party transaction, page 150

2.	We note that you offer salary advances to employees and executive officers. Please expand your disclosure to comply with Item 7.B of Form 20-F.

PEMEX acknowledges the Staff’s comment, and proposes to modify the disclosure as requested in Petróleos Mexicanos’ future filings on Form 20-F, to include the largest aggregate amount outstanding during the period covered, which during 2004 was Ps. 20.5 million. We have supplementally provided in Annex A a revised version of this portion of the Form 20-F, demonstrating such modification.

Controls and procedures, page 169

3.	We note that you state there were no significant changes in your internal control over financial reporting or in other factors that could have materially affected these controls subsequent to the date of their evaluation. However, Item 15(d) of Form 20-F requires that you disclose any change in your “internal control over financial reporting” identified in connection with the evaluation required by paragraph (d) of Exchange Act Rules 13a-15 or 15d-15 that occurred during the period that has “materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.” Please revise your disclosure accordingly.

H. Roger Schwall, Esq., p. 4

PEMEX acknowledges the Staff’s comment, and proposes to modify the disclosure as requested in Petróleos Mexicanos’ future filings on Form 20-F to indicate that there has been no change in PEMEX’s internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, its internal control over financial reporting. We have supplementally provided in Annex B a revised version of this portion of the Form 20-F, demonstrating such modification.

Financial statements

Note 19. Differences between Mexican GAAP and US GAAP, page F-39

(a) Exploration and drilling costs, page F-42

4.	Please clarify which costs are amortized on a units of production basis over total proved reserves. We note your disclosure on page F-88 that you have no property acquisition costs because you exploit the oil reserves owned by the Mexican nation. Please explain why it is appropriate to amortize costs other than acquisition costs of proved properties over proved reserves. Please address both US and Mexican GAAP in your response. Refer to paragraphs 30 and 35 of SFAS 19 for US GAAP.

PEMEX acknowledges the Staff’s comment. For purposes of U.S. GAAP, pursuant to paragraph 35 of SFAS 19, “Financial Accounting and Reporting by Oil and Gas Producing Companies” (SFAS No. 19), the amortization of capitalized exploratory drilling and development costs must be computed on the basis of the total estimated units of proved developed reserves, rather than on a total proved reserves basis, which is the basis for amortizing acquisition costs of proved properties as outlined in paragraph 30 of SFAS No. 19.

PEMEX confirms to the Staff that its capitalized exploratory drilling and development costs, for both Mexican and U.S. GAAP purposes, are amortized on the basis of the total estimated units of proved developed reserves, not over total proved reserves. We acknowledge that the disclosure on page F-11 should have stated “proved developed reserves,” rather than “total proven reserves.” We also acknowledge that the disclosure on page F-42 should have stated “proved developed reserves” rather than “total proven reserves.” We propose to modify the disclosure in Petróleos Mexicanos’ future filings on Form 20-F to indicate that the amortization of capitalized exploratory drilling and development costs is computed on the basis of the total estimated units of proved developed reserves, rather than on the basis of all proved reserves.

5.

We note your disclosure on page F-87 of capitalized costs of oil and gas producing activities that are classified as construction work in progress. Please clarify the nature of these costs and explain how you account for the amortization and depreciation of

H. Roger Schwall, Esq., p. 5

development costs incurred in connection with a planned group of development wells before all of the planned wells have been drilled. Please address both US and Mexican GAAP in your response. Refer to paragraph 35 of SFAS 19 for US GAAP.

PEMEX acknowledges the Staff’s comment, and notes that the capitalized costs of oil and gas producing activities classified as construction work in progress refers to only development and exploration costs (e.g., the cost of platforms, wells and pipelines) that have not yet been completed. Such capitalized costs are not amortized or depreciated until the construction has been completed and the properties begin producing. The accumulated depreciation and amortization costs disclosed on page F-87 refers only to capitalized costs of completed properties.

For purposes of U.S. GAAP, according to paragraph 35 of SFAS No. 19, if significant development costs are incurred in connection with a planned group of development wells before all the planned wells have been drilled, it is necessary to exclude a portion of those development costs in determining the unit-of-production amortization rate until additional development wells are drilled. PEMEX confirms that it complies with these provisions of SFAS No. 19, for both Mexican and U.S. GAAP purposes, and includes only proved developed reserves relating to completed wells in computing the amortization rate. Moreover, PEMEX does not anticipate future development costs in computing the amortization rate.

6.	We note your disclosure on page F-14 that cost of sales included the depreciation, and amortization expense associated with the assets used in operations, as well as costs associated with inventory. Please clarify whether or not, for US GAAP, inventory costs include depreciation, depletion and amortization and that it was allocated to inventory at the time the inventory was produced.

PEMEX confirms that for U.S. GAAP purposes, a portion of the depreciation, depletion and amortization expenses associated with the assets used in the production is considered in determining its cost of inventory. This inclusion is reflected as part of the item “Profit in inventory” (adjustment k) in the reconciliation of income and equity to U.S. GAAP. PEMEX notes that the allocation of the depreciation, depletion and amortization expenses to the ending inventory is done as of the end of each reporting period when U.S. GAAP information is reported.

(g) Fixed assets – Impairment, page F-45

7.	We note your disclosure on page F-44 that under Mexican GAAP you capitalize realized gains and losses arising from hedging instruments designated as cash flow hedges as part of capitalized interest. Please tell us whether or not the fair value or expected cash flows from hedging instruments are considered in your asset impairment under Mexican GAAP. Refer to paragraph 27 of SFAS 133 for US GAAP.

H. Roger Schwall, Esq., p. 6

PEMEX supplementally informs the Staff that the fair value or expected cash flows from hedging instruments are not considered in PEMEX’s asset impairment under Mexican GAAP. Under Mexican GAAP, paragraph 41 of Bulletin C-15, “Impairment of the Value of Long-Lived Assets and their Disposal,” states that future or expected cash flows should not incorporate any income or expense related to financing activities. Paragraph 41 of Bulletin C-15 is similar to the corresponding provisions of U.S. GAAP, contained in paragraph 27 of SFAS No. 133. SFAS No. 133 states that “… because the hedging instrument is recognized separately as an asset or liability, its fair value or expected cash flows shall not be considered in applying those impairment requirements to the hedged asset or liability.” Therefore, the hedging instruments designated as cash flow hedges were not considered in PEMEX’s asset-impairment tests under either Mexican or U.S. GAAP.

Engineering Comments

Note 22. Supplemental Information on oil and gas exploration and production activities (unaudited), page F-87

Crude Oil and Natural Gas Reserves (Unaudited), page F-89

8.	We note your statement that your reserves are “estimated by PEMEX’s petroleum engineers.” However on page 94 you reference “audits by independent engineers.” Please clarify this discrepancy to us and identify any independent engineers utilized.

PEMEX acknowledges the Staff’s comment. We will delete references to “audits by independent engineers” in Petróleos Mexicanos’ future filings on Form 20-F. As noted on page F-89, Mexico’s proved reserves are estimated by the petroleum engineers of Pemex-Exploration and Production and all data relating to proved reserves in Petróleos Mexicanos’ Form 20-F is derived from these estimates by these petroleum engineers. PEMEX supplementally advises the Staff that, since 1996, its reserve calculations have been reviewed by internationally recognized external consultants through a process that includes the independent evaluation of the original volume in place and the associated hydrocarbon reserve. In 2005, PEMEX retained three independent firms, each of which was asked to review the reserves of a separate region for a total of approximately 100% of the proved reserves; this process is expected to conclude during the third quarter of 2005. The reference to “audits by independent engineers” on page 94 referred to this process of review by these consultants. However, since this review has not yet been concluded, we should not have included a reference to this audit in the Form 20-F.

H. Roger Schwall, Esq., p. 7

Standardized Measure of Discounted Future Net Cash Flows Related to Proved Oil and Gas Reserves (unaudited), page F-90

9.	Please remove the subtotal future cash flows before tax, as this subtotal is not contemplated by SFAS 69 under US GAAP. Refer to paragraph 30 and Illustration 5 of SFAS 69.

PEMEX acknowledges the Staff’s comment, and agrees to remove the subtotal, future cash flows before tax, line item in Petróleos Mexicanos’ future filings on Form 20-F. However, because PEMEX’s future cash flows before taxes are significantly different from future net cash flows, PEMEX believes that disclosing this subtotal provides useful information for investors. As a result, PEMEX would like to include in Petróleos Mexicanos’ future filings on Form 20-F, a paragraph after the table of standardized measure of discounted net cash flows (unaudited), in which it discloses the future cash flows before duties and taxes. Please advise if this can be included in future filings on Form 20-F.

10.	You state that the Standardized Measure of discounted future net cash flows excludes 2.5 billion barrels of proved reserves scheduled to be produced after 2028, as well as, to a lesser extent, proved reserves from newly discovered fields. Tell us how many proved reserves these exclusions represent in each category and explain to us in as much detail as necessary why you excluded them from the determination of the Standardized Measure.

PEMEX’s original statement on page F-90 is incorrect due to a typographical error. The statement should read as follows:

The standardized measure tables presented below relate to proved oil and gas reserves, excluding 1.39 billion barrels of oil equivalent of proved reserves scheduled to be produced after the year 2029.

The only proved reserves excluded from PEMEX’s standardized measure of discounted cash flows are those that are scheduled to be produced more than twenty-five years after December 31, 2004. PEMEX’s standardized measure of discounted future net cash flows considers only twenty-five years of production of proved reserves because PEMEX believes that most of the economic value of its reserves is captured in this period of analysis. However, if the presentation of discounted future cash flows relating to production of proved reserves after 2029 is required, PEMEX could include these reserves in the standardized measure tables in PEMEX’s future annual reports.

The 1.39 billion barrels of oil equivalent of excluded proved reserves pertain to fields having productive lives greater than twenty-five years. According to PEMEX’s field management, the production of these reserves cannot be accelerated without adversely affecting both reservoir performance and the ultimate oil recovery from these fields, and, consequently, without adversely affecting the revenues resulting from this production. Specifically, most of the fields include naturally fractured reservoirs; based on PEMEX’s technical experience, their accelerated production would be likely to cause early water and/or gas breakthrough. This would require more workover operations and would leave more trapped oil at the reservoir, reducing the ultimate oil recovery from these fields.

H. Roger Schwall, Esq., p. 8

The main fields that account for the reserves that will be produced after 2029 are listed in the following table:

Field	Proved reserves scheduled to be produced after 2029 (mmboe)
Jujo-Tecominoacán	376.9
Akal	352.1
Samaria	161.7
Muspac	52.6
Cunduacán	45.2
Ogarrio	31.3
Oxiacaque	28.9
Chiapas-Copanó	24.6
Maloob	24.3
Zaap	24.1
Mora	18.7
Iride	17.2
Poza Rica	15.2
Corralillo	14.2
Cactus	12.1
Other fields (72)	194.1

Total	1,393.2

11.	You report your production costs for 2002, 2003 and 2004 were $3.04, $3.26 and $3.78 per barrel equivalent. Explain to us why the future production costs in the standardized measure calculate to $2.17, $2.50 and $3.17 per equivalent barrel for these same years.

PEMEX acknowledges that Staff’s comment. As a preliminary matter, PEMEX notes that the Staff used gas-to-liquid conversion factors of 4, 6 and 6 for the years 2002, 2003 and 2004, respectively, in its calculation of the future per barrel production costs for those years. PEMEX determines the gas-to-liquid conversion factors on a field-by-field basis, depending on the operations of each field. Thus, on an aggregate basis, PEMEX’s gas-to-liquid conversion factors are actually 4.37, 4.34 and 4.29 for 2002, 2003 and 2004.

The components of PEMEX’s production (lifting) costs as set forth on page 26 of the Form 20-F are as follows:

Production (Lifting) Costs

(in millions of U.S. dollars)

	2002	2003	2004
Gas and fuel	1,328.4	2,263.1	2,165.4
Salaries and Wages	664.7	661.1	660.7
Materials and Supplies	222.0	212.5	281.4
Fees for General Services	315.3	275.6	249.8
Non-capitalized maintenance expenses	1,372.3	1,353.0	1,962.5
Retirement payments, pensions and seniority premiums of active personnel	202.3	142.8	255.4
Administration(a)	568.7	433.3	505.7

Total Costs	4,673.9	5,341.4	6,080.9

Production (mmboe)	1,535.6	1,637.3	1,610.8

Production Costs (per boe)(b)	3.04	3.26	3.78

Note: boe = barrel of oil equivalent; mmboe = Millions of barrels of oil equivalent

(a) Includes indirect overhead from regional headquarters, Pemex-Exploration and Production’s headquarters, PEMEX’s headquarters and corporate services.

(b) Equals total costs divided by production.

The components of PEMEX’s future production costs as reported on page F-91 of the Form 20-F were as follows:

Reported Future Production Costs (excluding taxes), 2005 – 2029

	(in millions of U.S. dollars)	(Dollars / boe)
Gas and fuel	28,240	1.74
Salaries and Wages	4,630	0.28
Materials and Supplies	1,919	0.12
Fees for General Services	4,131	0.25
Non-capitalized maintenance expenses	-	-
Retirement payments, pensions and seniority premiums of active personnel	2,726	0.17
Administration(a)	6,314	0.39
Distribution and transportation cost	6,763	0.42

Total Costs	54,723	3.37

Production	16,256.6

Note: boe = barrel of oil equivalent; mmboe = Millions of barrels of oil equivalent

(a) Includes indirect overhead from regional headquarters, Pemex-Exploration and Production’s headquarters, PEMEX’s headquarters and corporate services.

As the Staff will note, PEMEX’s calculation of future production costs differed from its calculation of historical production costs in that it (i) did not include non-capitalized maintenance expenses (such expenses were instead considered in the calculation of future development costs) and (ii) did include distribution and transportation expenses. PEMEX has reviewed these calculations, and determined that non-capitalized maintenance expenses should have been included in its calculation of future production costs. In addition, PEMEX determined that its future production costs should not have included distribution and transportation costs, as paragraph 23 of SFAS No. 19 provides that “the production function shall normally be regarded as terminating at the outlet valve on the lease or field production storage tank,” unless unusual physical or operational circumstances exist, which has not been the case with PEMEX. The following table shows revised future production costs taking into account the changes described above:

Revised Future Production Costs (excluding taxes), 2005 – 2029

	(in millions of U.S. dollars)	(Dollars / boe)
Gas and fuel	28,240	1.74
Salaries and Wages	4,630	0.28
Materials and Supplies	1,919	0.12
Fees for General Services	4,131	0.25
Non-capitalized maintenance expenses	22,185	1.36
Retirement payments, pensions and seniority premiums of active personnel	2,726	0.17
Administration(a)	7,091	0.44

Total Costs	70,922	4.36

Production (mmboe)	16,256.6

Note: boe = barrel of oil equivalent; mmboe = Millions of barrels of oil equivalent

(a) Includes indirect overhead from regional headquarters, Pemex-Exploration and Production’s headquarters, PEMEX’s headquarters and corporate services.

These changes result in the following modifications to the standardized measure of discounted net cash flows on page F-91:

Revised Standardized Measure of Discounted Net Cash Flows (unaudited)

(millions of U.S. dollars)

	2004	2003	2002
Future Cash Inflows	493,971	419,343	426,218
Future Production Costs	(70,922)	(60,515)	(56,788)
Future Development Costs	(29,314)	(29,834)	(20,159)
Future Production and Income Tax expenses	(311,919)	(261,370)	(272,450)
Future Net Cash Flow	81,817	67,624	76,821
Effects of discounting net cash flow at 10%	(35,193)	(29,974)	(33,406)
Standardized Measure of Discounted Future Net Cash Flows	46,624	37,650	43,415

PEMEX will revise this table to reflect these changes in calculating future production costs in Petróleos Mexicanos’ future filings on Form 20-F as described above.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge the Staff’s request and note that Petróleos Mexicanos will subsequently provide to the Commission a statement acknowledging the foregoing.

If you have any questions regarding the foregoing responses or require any additional information, please do not hesitate to contact me at (212) 225-2575 or Wanda J. Olson at (212) 225-2730.

Very truly yours,

/s/ Grant M. Binder

Grant M. Binder

cc:	Mr. James Murphy

Ms. Jill Davis

Mr. Kevin Stertzel

Securities and Exchange Commission

Mr. Juan José Suárez Coppel

Mr. Victor Cámara

Mr. Ricardo Fernández

Ms. Celina Torres

Mr. Enrique Díaz

Mr. Ernesto Balcázar

Petróleos Mexicanos

Mr. Vinicio Suro

Pemex-Exploration and Production

Ms. Wanda J. Olson

Ms. Yasmin Mehrain

Ms. Mary Connell Grubb

Cleary Gottlieb Steen & Hamilton LLP

Annex A

Related Party Transactions

Under Article 8, Section XI of the Ley Federal de Responsabilidades Administrativas de los Servidores Públicos (Federal Law of Administrative Responsibilities of Public Officials), which is applicable to all of our employees, our employees are obligated to “recuse themselves from intervening in any way in the attention to, processing or resolution of matters in which they might have personal, family or business interest, including those where some benefit can result for themselves, their spouse, blood or affinity relatives up to the fourth degree, or civil relatives, or for third parties with which they have professional, labor, or business relations, or for partners or partnerships where the public officials or the persons referred above are or have been members of.”

As an employee benefit, we offer salary advances to all of our eligible Union and non-Union workers, including our executive officers, pursuant to the programs set forth in the collective bargaining agreement and in the Reglamento de Trabajo del Personal de Confianza (Employment Regulation of White Collar Employees), respectively. The salary advances, which are non-interest bearing, are offered to each eligible employee in an amount up to a maximum of four months salary and are repaid through salary deductions in equal installments over a period of either one or two years, as elected by the employee. Most of our employees take advantage of this benefit. The largest amount outstanding during 2004 was Ps. 20.5 million. As of May 31, 2005, the aggregate amount of salary advances outstanding to our executive officers was Ps. 16 million.

Annex B

Item 15. Controls and Procedures

We carried out an evaluation under the supervision and with the participation of our management, including our Director General and our Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Director General and our Chief Financial Officer concluded that the disclosure controls and procedures as of December 31, 2004 were effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required.

There has been no change in our internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.